 Exhibit 12

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

                                                                                                          Three Months
                                                                Years Ended October 31,                       Ended
                                                --------------------------------------------------------   January 31,
                                                  1996        1997        1998        1999        2000        2001
                                                --------    --------    --------    --------    --------  ------------
Earnings from operations
 before income taxes  ........................  $ 82,075    $106,477(1) $ 64,964(2) $142,551(3) $105,187  $   26,480(4)
Fixed charges:
   Interest charges ..........................    26,051      38,031      44,107      55,543      62,748      15,533
   Interest portion of lease expense .........     1,522       2,181       2,814       2,859       3,379         711
                                                --------    --------    --------    --------    --------  ------------
Total fixed charges ..........................    27,573      40,212      46,921      58,402      66,127      16,244
Earnings from operations before income
 taxes and fixed charges, less capitalized
 interest ....................................  $109,648    $146,689(1) $111,599(2) $200,118(3) $169,960  $   42,540(4)
                                                ========    ========    ========    ========    ========  ==========
Ratio of earnings to fixed charges ...........      3.98        3.65(1)     2.38(2)     3.43(3)     2.57        2.62(4)
                                                ========    ========    ========    ========    ========  ==========

(1)	Excludes cumulative effect of change in accounting principles of $2,324 (net of $2,230 income tax benefit).
(2)	Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance-based stock options.
(3)	Excludes cumulative effect of change in accounting principle of $50,101 (net of $28,798 income tax benefit).
(4)	Excludes cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

During the periods presented the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.